  Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AYTU BIOSCIENCE, INC.

Aytu BioScience, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Aytu BioScience, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 3, 2015 under the name Aytu BioScience, Inc.

SECOND: That Article IV, Section 1 of the Certificate of Incorporation of this corporation is amended by adding the following paragraph:

“Effective as of 8:00 a.m. Eastern Time on December 8, 2020 (the “Effective Time”), a one-for-ten reverse stock split of the Corporation’s common stock shall become effective, pursuant to which each ten shares of common stock, par value $0.0001 per share, issued and outstanding or held as treasury shares at the Effective Time (hereinafter called “Old Common Stock”), shall be reclassified and combined into one share of common stock, par value $0.0001 per share (hereinafter called “Common Stock”), automatically and without any action by the holder thereof, subject to the treatment of fractional shares, and shall represent one share of Common Stock from and after the Effective Time. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination, rather stockholders who otherwise would be entitled to receive fractional share interests of Common Stock as a result of the reclassification and combination shall be entitled to receive in lieu of such fractional share interests, upon the Effective Time, one whole share of Common Stock in lieu of such fractional share interests. As soon as practicable following the Effective Time, the Corporation will notify its stockholders of record as of the Effective Time to transmit outstanding share certificates to the Corporation’s exchange agent and registrar (“Exchange Agent”) and the Corporation will cause the Exchange Agent to issue new certificates or book entries representing one share of common stock for every ten shares transmitted and held of record as of the Effective Time. The Corporation’s authorized shares of Common Stock, each having a par value of $0.0001 per share, shall not be changed.”

THIRD: That said Certificate of Amendment, which amends the provisions of the corporation’s Certificate of Incorporation, has been duly adopted by the Board of Directors and stockholders of the corporation in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of Certificate of Incorporation has been executed by a duly authorized officer of the corporation on this 7th day of December 2020.

/s/ Joshua R. Disbrow
Joshua R. Disbrow, Chief Executive Officer